UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Nuvalent, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001

par value per share

(Title of Class of Securities)

670703107

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670703107	13D	Page 2 of 6

1	Names of reporting persons Bain Capital Life Sciences Fund II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 2,400,630 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 2,400,630 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 2,400,630 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.1%
14	Type of reporting person PN

CUSIP No. 670703107	13D	Page 3 of 6

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 292,384 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 292,384 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 292,384 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person PN

CUSIP No. 670703107	13D	Page 4 of 6

1	Names of reporting persons BCLS II Investco, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 4,253 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 4,253 shares of Class A Common Stock

11	Aggregate amount beneficially owned by each reporting person 4,253 shares of Class A Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%
14	Type of reporting person PN

CUSIP No. 670703107	13D	Page 5 of 6

This Amendment No. 3 to Schedule 13D relates to the Class A Common Stock of Nuvalent, Inc. and amends the initial statement on Schedule 13D filed by the Reporting Persons on August 4, 2021, as amended by Amendment No. 1 filed on November 3, 2022 and Amendment No. 2 filed on October 20, 2023 (the “Initial Statement” and, as further amended by this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) As of the date hereof, (i) Bain Capital Life Sciences Fund II, L.P. holds 2,400,630 shares of Class A Common Stock, representing approximately 4.1% of the outstanding shares of Class A Common Stock, (ii) BCIP Life Sciences Associates, LP holds 292,384 shares of Class A Common Stock, representing approximately 0.5% of the outstanding shares of Class A Common Stock and (iii) BCLS II Investco, LP holds 4,253 shares of Class A Common Stock, representing less than 0.1% of the outstanding shares of Class A Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 2,697,267 shares of Class A Common Stock, representing approximately 4.6% of the outstanding shares of Class A Common Stock.

The percentage of the outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 58,632,384 shares of Class A Common Stock issued and outstanding as of January 31, 2024, as disclosed by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2023.

(c) On March 27, 2024, BCLS II Investco, LP sold an aggregate of 880,000 shares of Class A Common Stock at a weighted average price of $72.7681 per share pursuant to Rule 144 under the Securities Act of 1933, as amended, for aggregate consideration of $64,037,600.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Class A Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Following the sale of shares on March 27, 2024 described in Item 5(c) above, the Reporting Persons ceased to beneficially own 5% or more of the Issuer’s outstanding shares of Class A Common Stock.

CUSIP No. 670703107	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2024	Bain Capital Life Sciences Fund II, L.P.

	By:	Bain Capital Life Sciences Investors II, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Andrew Hack
Name: Andrew Hack
Title: Partner

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Andrew Hack
Name: Andrew Hack
Title: Authorized Signatory

BCLS II Investco, LP

	By:	BCLS II Investco (GP), LLC,
its general partner

	By:	Bain Capital Life Sciences Fund II, L.P.,
its managing member

	By:	Bain Capital Life Sciences Investors II, LLC,
its general partner

	By:	Bain Capital Life Sciences Investors, LLC,
its manager

	By:	/s/ Andrew Hack
Name: Andrew Hack
Title: Partner